June 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Lauren Pierce and Kathleen Krebs

Re: Magnum Opus Acquisition Ltd

Preliminary Proxy Statement on Schedule 14A Filed June 16, 2023

File No. 001-40266

Ladies and Gentlemen:

On behalf of our client, Magnum Opus Acquisition Limited (the “Company”), this letter sets forth responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 29, 2023, with respect to the above referenced preliminary proxy statement on Schedule 14A filed June 16, 2023 (the “Proxy Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Proxy Statement in response to the Staff’s comments and is filing Amendment to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Proxy Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Proxy Statement.

Proxy Statement on Schedule 14A filed June 16, 2023

Questions and Answers About the Extraordinary Meeting

How do the Company insiders intend to vote their shares? page 7

1.	We note that the sponsor or its affiliates may purchase public shares in privately negotiated transactions or in the open market and your disclosure that “[a]ny public shares held by or subsequently purchased by our affiliates may be voted in favor of the Extension Amendment Proposal.” Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

United States Securities and Exchange Commission

June 30, 2023

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 41 of the Amended Proxy Statement accordingly.

General

2.	We note that your Investment Management Trust Agreement with Continental Stock Transfer & Trust Co. appears to be effective through July 25, 2023 only. Section 102.06 of the NYSE Listed Company Manual states that “at least 90% of the proceeds ... will be held in a trust account controlled by an independent custodian until consummation of a business combination.” It is unclear whether the custodianship of your trust account comports with this listing standard. Please revise your disclosure or tell us how this provision complies with Section 102.06.

Response: The Company respectfully advises the Staff that (a) pursuant to Section 1(a) of the Amended and Restated Investment Management Trust Agreement dated March 17, 2023 (the “Amended and Restated Investment Management and Trust Agreement”), Continental Stock Transfer & Trust Company, as the Trustee (the “Trustee”), has agreed, among other things, to hold the gross proceeds of the IPO (and any interest subsequently earned thereon) in trust in accordance with the terms of the Amended and Restated Investment Management and Trust Agreement in the Trust Account: (b) pursuant to Section 1(i)(y) of the Amended and Restated Investment Management and Trust Agreement, the Trust Account shall be liquidated “upon the date which is the later of (1) April 25, 2023; (2) such later date upon the Extension effectuated pursuant to the terms hereof; and (3) such later date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association if a Termination Letter has not been received by the Trustee prior to such date; ” and (c) Section 5(b) of the Amended and Restated Investment Management Trust Agreement provides that the Amended and Restated Investment Management Trust Agreement shall terminate “[a]t such time that the Trustee has completed the liquidation of the Trust Account and its obligations in accordance with the provisions of Section 1(i) hereof and distributed the Property in accordance with the provisions of the Termination Letter.” The effectiveness of the Investment Management and Trust Agreement is therefore not through July 25, 2023 only, but rather the later of July 25, 2023 and “such later date as may be approved by the Company’s shareholders,” including through voting at the Extraordinary Meeting which is the subject of this proxy statement. The form of the Amended and Restated Investment Management and Trust Agreement was included as Annex C in the proxy statement on Schedule 14A filed by the Company on February 17, 2023. The Amended and Restated Investment Management and Trust Agreement was entered into by and between the Company and the Trustee on March 17, 2023, following the approval of the Company’s shareholders at an extraordinary general meeting of shareholders held on March 17, 2023, and filed as Exhibit 10.1 to a Current Report on Form 8-K filed by the Company on March 21, 2023. No further amendment to the Amended and Restated Investment Management and Trust Agreement is required, nor is any being proposed, in connection with this proxy statement. In light of the above, the Company respectfully advises the Staff that the custodianship of its Trust Account does comport with Section 102.06 of the NYSE Listed Company Manual.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact Joel L. Rubinstein at (212) 819-764 White & Case LLP with any questions or comments regarding this letter.

United States Securities and Exchange Commission

June 30, 2023

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:      Jonathan Lin, Magnum Opus Acquisition Limited